Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

AGRITEK HOLDINGS, INC.

FIRST: That the Board of Directors of Agritek Holdings, Inc. (the "Corporation") by Unanimous Written Consent adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof. Stockholders holding a majority of our voting power approved these actions. The resolutions setting forth the amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article Fourth thereof so that, as amended, said Article shall be amended and read in its entirety as follows:

ARTICLE FOURTH

The amount of the total authorized common stock of this Corporation effective May 23, 2016 shall be One Billion One Million (1,001,000,000) shares, consisting of 1,000,000,000 shares of common stock with par value of $0.0001 each, and One Million (1,000,000) shares of Preferred Stock with par value of $0.01 each.

SECOND: That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The effective date shall be 12:01 AM (Eastern Time) on May 23, 2016.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 18th day of May, 2016.

By:	/s/ B. Michael Friedman
Title:	Chief Executive Officer
Name:	B. Michael Friedman